Exhibit 12.1
PIONEER NATURAL RESOURCES COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

	For the nine
	months ended
	September 30,	For the year ended December 31,
	2007	2006	2005	2004	2003	2002

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	$249,807	$291,238	$333,536	$215,257	$155,422	$45,378

Adjustments:
Add fixed charges and preferred stock dividends:
Interest expense	94,432	107,050	124,898	99,971	86,634	84,729
Interest capitalized (a)	26,276	12,166	—	—	1,009	1,502
Rental expense attributable to interest	2,083	1,949	1,814	1,233	308	281
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Preferred stock dividend requirements of the Company	—	—	—	—	—	—

Total fixed charges and preferred stock dividends	122,791	121,165	126,712	101,204	87,951	86,512

Deduct:
Minority interests in the earnings of consolidated subsidiaries	1,019	2,263	1,724	(43)	(43)	(60)
Interest capitalized (a)	26,276	12,166	—	—	1,009	1,502

Total deductions	27,295	14,429	1,724	(43)	966	1,442

Earnings	$345,303	$397,974	$458,524	$316,504	$242,407	$130,448

Ratio of earnings to fixed charges (b)	2.81	3.28	3.62	3.13	2.76	1.51

Ratio of earnings to fixed charges and preferred stock dividends (c)	2.81	3.28	3.62	3.13	2.76	1.51

(a)	Excludes capitalized interest from discontinued operations of $1.1 million, $2.0 million, $4.4 million and $10.7 million for the years ended December 31, 2005, 2004, 2003, and 2002, respectively.

(b)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:
•	earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for minority interests in the earnings of consolidated subsidiaries and adjustment for capitalized interest, plus fixed charges; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.
(c)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:
•	earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for minority interests in the earnings of consolidated subsidiaries and adjustment for capitalized interest, plus fixed charges and preferred stock dividends, net of preferred stock dividends of a consolidated subsidiary; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense, preferred stock dividends of a consolidated subsidiary and preferred stock dividends.